FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta creates Plant Science Scholarship Foundation with ETH Zurich in honor of Heinz Imhof”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta creates Plant Science Scholarship Foundation with ETH Zurich in honor of Heinz Imhof

Basel, Switzerland, April 19, 2006

Syngenta and the ETH Zurich Foundation today announced the creation of a scholarship foundation for PhD students conducting research projects at ETH Zurich in the area of plant science.

The Syngenta Plant Science Scholarship Foundation is being created in honor of its former Chairman Heinz Imhof. The endowment is expected to provide two PhD scholarships per year. The ETH Zurich Foundation and Syngenta intend to award the first scholarships by the end of this year.

“The Syngenta Plant Science Scholarship Foundation is an important investment in the education of plant science students in Switzerland,” said Martin Taylor, Chairman of Syngenta. “In honor of our former Chairman Heinz Imhof, who devoted a major part of his professional life to the progress of plant science, it is also a recognition of the outstanding quality of ETH’s research capability.”

“This gift is a significant contribution to public research from a technology-based world leader in plant science,” said Professor Ernst Hafen, President of the ETH and Vice-Chairman of the Board of Trustees of the ETH Foundation. “Syngenta is an organization that values the quality of our post-graduate programs and the growing importance of plant science in Switzerland.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

The ETH Zurich Foundation is the fund raising organization of ETH Zurich. ETH Zurich is the Swiss Federal Institute of Technology Zurich, a science and technology university with an outstanding research record. ETH Zurich forms a community of 18,000 people from 80 nations. About 360 professors teach mainly in the technical, mathematical and natural sciences areas and carry out research that is highly valued worldwide. Twenty-one Nobel Laureates are connected with ETH Zurich. Further information is available at www.ethz.ch/index.

Syngenta – April 19, 2006 / Page 1 of 2

Contacts for Syngenta

Media Enquiries:	Switzerland:	Guy Wolff	Tel:	+41 (61) 323 2323
	USA:	Sarah Hull	Tel:	+1 (202) 628 2372
	UK:	Andrew Coker	Tel:	+44 (1344) 41 4503

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel:	+41 (61) 323 7502
		Jennifer Gough	Tel:	+41 (61) 323 5059
	USA:	Rhonda Chiger	Tel:	+1 (917) 322 2569

Contacts for ETH Zurich Foundation		Dr. Donald Tillmann	Tel:	+41 44 633 69 62

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 19 April 2006 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 20, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal and Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary